SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: July 30, 2015

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the First Quarter Ended June 30, 2015

1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan
News & Information

No. 15-064E
3:00 P.M. JST, July 30, 2015

Consolidated Financial Results for the First Quarter Ended June 30, 2015

Tokyo, July 30, 2015 -- Sony Corporation today announced its consolidated financial results for the first quarter ended June 30, 2015 (April 1, 2015 to June 30, 2015).

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	First Quarter ended June 30
	2014	2015	Change in yen	2015*
Sales and operating revenue	¥1,809.9	¥1,808.1	-0.1%	$14,820
Operating income	69.8	96.9	+38.8	794
Income before income taxes	68.4	138.7	+102.9	1,137
Net income attributable to Sony Corporation’s stockholders	26.8	82.4	+207.5	676
Net income attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥25.69	¥70.52	+174.5	$0.58
- Diluted	22.94	70.36	+206.7	0.58

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 122 yen = 1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of June 30, 2015.

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony Corporation and its consolidated subsidiaries are together referred to as “Sony”.

The average foreign exchange rates during the quarters ended June 30, 2014 and 2015 are presented below.

	First Quarter ended June 30
	2014	2015	Change
The average rate of yen
1 U.S. dollar	¥102.2	¥121.3	15.8%	(yen depreciation）
1 Euro	140.1	134.2	4.5	(yen appreciation）

Consolidated Results for the First Quarter Ended June 30, 2015

Sales and operating revenue (“Sales”) decreased by 0.1% compared to the same quarter of the previous fiscal year (“year-on-year”) to 1,808.1 billion yen (14,820 million U.S. dollars).  Sales were essentially flat year-on-year mainly due to a decrease in Mobile Communications (“MC”) segment sales reflecting a significant decrease in smartphone unit sales and a decrease in Home Entertainment & Sound (“HE&S”) segment sales reflecting a decrease in unit sales of mid-range LCD televisions, substantially offset by the impact of foreign exchange rates and a significant increase in Devices segment sales reflecting the strong performance of image sensors.  On a constant currency basis, sales decreased 7% year-on-year.  For further details about the impact of foreign exchange rate fluctuations on sales and operating income (loss), see Notes on page 9.

Operating income increased 27.1 billion yen year-on-year to 96.9 billion yen (794 million U.S. dollars).  This significant increase was primarily due to an increase in operating income in the Music segment, reflecting the recording of a remeasurement gain, described below, and the impact of the increase in sales in the Devices segment.  This increase was partially offset by the negative impact of foreign exchange rates in the MC segment and lower sales in the Pictures segment due to a decrease in theatrical and television licensing revenues for Motion Pictures.

Operating income in the current quarter includes a 151 million U.S. dollar (18.1 billion yen) gain on the remeasurement to fair value of Sony Music Entertainment (“SME”)’s 51% equity interest in Orchard Media, Inc. (“The Orchard”), which had previously been accounted for under the equity method, as a result of SME increasing its ownership interest to 100%, in the Music Segment, as well as a gain of 12.3 billion yen (101 million U.S. dollars) from the sale of a part of the logistics business, in connection with the formation of a logistics joint venture, recorded in Corporate and elimination.  Operating income in the same quarter of the previous fiscal year included a gain of 14.8 billion yen recognized on the sale of certain buildings and premises at the Gotenyama Technology Center in Japan, recorded in Corporate and elimination.

During the current quarter, restructuring charges, net, decreased 5.1 billion yen year-on-year to 10.1 billion yen (83 million U.S. dollars).

Equity in net income of affiliated companies, recorded within operating income, decreased 2.8 billion yen year-on-year to 0.4 billion yen (3 million U.S. dollars).  This decrease was mainly due to a deterioration of equity in net income (loss) for Intertrust Technologies Corporation in All Other.

The net effect of other income and expenses was income of 41.8 billion yen (343 million U.S. dollars), an improvement of 43.2 billion yen year-on-year due to a 46.8 billion yen (384 million U.S. dollars) gain on the sale of certain shares of Olympus Corporation (“Olympus”) and a 2.7 billion yen (22 million U.S. dollars) gain on the sale of shares in connection with the above-mentioned formation of a logistics joint venture, partially offset by a gain of 4.8 billion yen on the sale of Sony Corporation’s shares of SQUARE ENIX HOLDINGS CO., LTD. recorded in the same quarter of the previous fiscal year.

Income before income taxes increased 70.3 billion yen year-on-year to 138.7 billion yen (1,137 million U.S. dollars).

Income taxes: During the current quarter, Sony recorded 39.8 billion yen (326 million U.S. dollars) of income tax expense, resulting in an effective tax rate of 28.7%.  This effective tax rate was lower than the Japanese statutory tax rate primarily as a result of profits recorded at foreign subsidiaries and in the insurance business, which are both subject to lower tax rates, coupled with lower income tax expenses due to profits recorded at Sony Corporation and its national tax filing group in Japan which currently have valuation allowances.

Net income attributable to Sony Corporation’s stockholders, which deducts net income attributable to noncontrolling interests, increased 55.6 billion yen year-on-year to 82.4 billion yen (676 million U.S. dollars).

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Mobile Communications (MC)

	(Billions of yen, millions of U.S. dollars)
	First Quarter ended June 30
	2014	2015	Change in yen	2015
Sales and operating revenue	¥335.0	¥280.5	-16.3%	$2,299
Operating loss	(1.6)	(22.9)	-	(188)

Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the MC segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 8.

Sales decreased 16.3% year-on-year (an 18% decrease on a constant currency basis) to 280.5 billion yen (2,299 million U.S. dollars).  This decrease was due to a significant decrease in smartphone unit sales resulting from a strategic decision not to pursue scale in order to improve profitability.

Operating loss increased 21.3 billion yen year-on-year to 22.9 billion yen (188 million U.S. dollars).  The above-mentioned decrease in smartphone unit sales and an increase in restructuring charges were offset primarily by reductions in marketing and other expenses as well as an improvement in product mix.  However, operating loss increased mainly due to the negative impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs.  During the current quarter there was a 25.4 billion yen negative impact from foreign exchange rate fluctuations.

Game & Network Services (G&NS)

	(Billions of yen, millions of U.S. dollars)
	First Quarter ended June 30
	2014	2015	Change in yen	2015
Sales and operating revenue	¥257.5	¥288.6	+12.1%	$2,365
Operating income	4.3	19.5	+350.5	160

The G&NS segment includes the Hardware, Network, and Other categories.  Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Network Entertainment Inc.; Other includes packaged software and peripheral devices.

Sales increased 12.1% year-on-year (a 7% increase on a constant currency basis) to 288.6 billion yen (2,365 million U.S. dollars).  This significant increase was primarily due to increases in PlayStation 4 (“PS4”) software sales and PS4 peripheral device unit sales as well as the impact of foreign exchange rates, partially offset by a decrease in PlayStation®3 (“PS3”) hardware and software sales.

Operating income increased 15.1 billion yen year-on-year to 19.5 billion yen (160 million U.S. dollars).  This significant increase was primarily due to PS4 hardware cost reductions, the above-mentioned increases in PS4 software sales and PS4 peripheral device unit sales, partially offset by the negative impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs and the decrease in PS3 software sales.  Operating income in the current quarter also includes 4.7 billion yen (39 million U.S. dollars) of insurance recoveries related to losses incurred from the cyberattack on Sony’s network services including the PlayStation®Network in the fiscal year ended March 31, 2012.  During the current quarter there was a 15.6 billion yen negative impact from foreign exchange rate fluctuations.

Imaging Products & Solutions (IP&S)

	(Billions of yen, millions of U.S. dollars)
	First Quarter ended June 30
	2014	2015	Change in yen	2015
Sales and operating revenue	¥164.6	¥170.4	+3.5%	$1,396
Operating income	17.4	21.3	+22.2	174

The IP&S segment includes the Digital Imaging Products and Professional Solutions categories.  Digital Imaging Products includes compact digital cameras, interchangeable single-lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products.

Sales increased 3.5% year-on-year (a 5% decrease on a constant currency basis) to 170.4 billion yen (1,396 million U.S. dollars), primarily due to the impact of foreign exchange rates and an improvement in the product mix of digital cameras reflecting a shift to high value-added models, partially offset by a decrease in unit sales of digital cameras* reflecting a contraction of the market.

Operating income increased 3.9 billion yen year-on-year to 21.3 billion yen (174 million U.S. dollars).  This increase was mainly due to the improvement in digital camera product mix reflecting a shift to high value-added models, a year-on-year increase in insurance recoveries related to damages and losses incurred from the floods in Thailand in the fiscal year ended March 31, 2012, and the positive impact of foreign exchange rates, partially offset by the impact of the decrease in unit sales of digital cameras.  During the current quarter there was a 2.0 billion yen positive impact from foreign exchange rate fluctuations.

* Digital cameras includes compact digital cameras, interchangeable single-lens cameras and interchangeable lenses.

Home Entertainment & Sound (HE&S)

	(Billions of yen, millions of U.S. dollars)
	First Quarter ended June 30
	2014	2015	Change in yen	2015
Sales and operating revenue	¥293.7	¥253.1	-13.8%	$2,075
Operating income	8.8	10.9	+23.6	90

The HE&S segment includes the Televisions and Audio and Video categories.  Televisions includes LCD televisions; Audio and Video includes Blu-ray DiscTM players and recorders, home audio, headphones and memory-based portable audio devices.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the HE&S segment of the comparable prior period have been reclassified to conform to the current presentation. For details, please see Notes on page 8.

Sales decreased 13.8% year-on-year (a 21% decrease on a constant currency basis) to 253.1 billion yen (2,075 million U.S. dollars).  This decrease was primarily due to a decrease in unit sales of LCD televisions, mainly in the mid-range, as well as a decrease in home audio and video unit sales reflecting a contraction of the market.

Operating income increased 2.1 billion yen year-on-year to 10.9 billion yen (90 million U.S. dollars).  This increase was primarily due to cost reductions and an improvement in product mix reflecting a shift to high value-added models, partially offset by the above-mentioned decrease in LCD televisions and home audio and video unit sales, as well as the negative impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs.  During the current quarter there was a 7.7 billion yen negative impact from foreign exchange rate fluctuations.

In Televisions, sales decreased 17.6% year-on-year to 168.9 billion yen (1,385 million U.S. dollars).  This decrease was primarily due to a decrease in unit sales.  LCD television unit sales decreased year-on-year in all areas other than North America mainly due to a strategic decision not to pursue scale in order to improve profitability.  Operating income* decreased 0.9 billion yen year-on-year to 7.0 billion yen (57 million U.S. dollars).  This decrease was primarily due to the impact of the decrease in unit sales and the negative impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs, partially offset by an improvement in product mix reflecting a shift to high value-added models and cost reductions.

* The operating income (loss) in Televisions excludes restructuring charges, which are included in the overall segment results and are not allocated to product categories.

Devices

	(Billions of yen, millions of U.S. dollars)
	First Quarter ended June 30
	2014	2015	Change in yen	2015
Sales and operating revenue	¥176.1	¥237.9	+35.1%	$1,950
Operating income	11.5	30.3	+163.8	249

The Devices segment includes the Semiconductors and Components categories.  Semiconductors includes image sensors; Components includes batteries and recording media.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the Devices segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 8.

Sales increased 35.1% year-on-year (an 18% increase on a constant currency basis) to 237.9 billion yen (1,950 million U.S. dollars).  This increase was primarily due to a significant increase in sales of image sensors reflecting higher demand for image sensors for mobile products, the impact of foreign exchange rates, as well as a significant increase in sales of camera modules.  Sales to external customers increased 41.2% year-on-year.

Operating income increased 18.8 billion yen year-on-year to 30.3 billion yen (249 million U.S. dollars).  This significant increase was primarily due to the impact of the above-mentioned increase in sales of image sensors and the positive impact of foreign exchange rates.  During the current quarter there was an 11.0 billion yen positive impact from foreign exchange rate fluctuations.

 *    *    *    *    *

Total inventory of the five Electronics* segments above as of June 30, 2015 was 675.6 billion yen (5,538 million U.S. dollars), a decrease of 4.8 billion yen, or 0.7% year-on-year.  Inventory increased by 114.1 billion yen, or 20.3% compared with the level as of March 31, 2015.

* The term “Electronics” refers to the sum of the MC, G&NS, IP&S, HE&S and Devices segments.

In connection with the realignment made from the first quarter of the fiscal year ending March 31, 2016, total inventory of the five Electronics segments as of June 30, 2014 and March 31, 2015 has been reclassified to conform to the presentation for the fiscal year ending March 31, 2016.  For further details, please see Notes on page 8.

*    *    *    *    *
Pictures

	(Billions of yen, millions of U.S. dollars)
	First Quarter ended June 30
	2014	2015	Change in yen	2015
Sales and operating revenue	¥194.8	¥171.5	-11.9%	$1,406
Operating income (loss)	7.8	(11.7)	-	(96)

The Pictures segment is comprised of the Motion Pictures, Television Productions, and Media Networks categories.  Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks.

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales decreased 11.9% year-on-year (a 26% decrease on a U.S. dollar basis) to 171.5 billion yen (1,406 million U.S. dollars).  The decrease in sales on a U.S. dollar basis was primarily due to significantly lower sales for Motion Pictures reflecting a decrease in theatrical and television licensing revenues.  Theatrical revenues decreased due to the stronger worldwide theatrical performance of films released in the same quarter of the previous fiscal year which benefitted from the performances of The Amazing Spider-Man 2 and 22 Jump Street.  Television licensing revenues were lower in the current quarter as the same quarter of the previous fiscal year benefitted from sales of Cloudy With A Chance of Meatballs 2 and Captain Phillips.

Operating loss of 11.7 billion yen (96 million U.S. dollars) was recorded, compared to operating income of 7.8 billion yen in the same quarter of the previous fiscal year.  This deterioration in operating results was primarily due to the impact of the decrease in theatrical and television licensing revenues noted above.

Music

	(Billions of yen, millions of U.S. dollars)
	First Quarter ended June 30
	2014	2015	Change in yen	2015
Sales and operating revenue	¥120.0	¥130.2	+8.5%	$1,067
Operating income	11.6	31.8	+172.9	260

The Music segment is comprised of the Recorded Music, Music Publishing and Visual Media and Platform categories.  Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

The results presented in Music include the yen-translated results of SME, a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC (“Sony/ATV”), a 50% owned U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the Music segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 8.

Sales increased 8.5% year-on-year (a 3% decrease on a constant currency basis) to 130.2 billion yen (1,067 million U.S. dollars) primarily due to the impact of the depreciation of the yen against the U.S. dollar.  The decrease in sales on a constant currency basis was primarily due to lower Recorded Music sales.  Recorded Music sales decreased primarily due to the continued worldwide contraction of the physical music market.  Best-selling titles included Meghan Trainor’s Title, Shogo Hamada’s Journey of a Songwriter and Francis Cabrel’s In Extremis.

Operating income increased 20.1 billion yen year-on-year to 31.8 billion yen (260 million U.S. dollars).  This increase was primarily due to the 151 million U.S. dollar (18.1 billion yen) gain on the remeasurement to fair value of SME’s 51% equity interest in The Orchard, which had previously been accounted for under the equity method, as a result of SME increasing its ownership interest to 100% and the positive impact of foreign exchange rates.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	First Quarter ended June 30
	2014	2015	Change in yen	2015
Financial services revenue	¥247.0	¥279.4	+13.1%	$2,290
Operating income	43.8	46.0	+5.0	377

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”)  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue increased 13.1% year-on-year to 279.4 billion yen (2,290 million U.S. dollars) primarily due to an increase in revenue at Sony Life.  Revenue at Sony Life increased 15.7% year-on-year to 250.9 billion yen (2,056 million U.S. dollars) mainly due to an increase in insurance premium revenue reflecting an increase in policy amount in force, as well as an improvement in investment performance in the separate account resulting mainly from a larger rise in the Japanese stock market during the current quarter than in the same quarter of the previous fiscal year.

Operating income increased 2.2 billion yen year-on-year to 46.0 billion yen (377 million U.S. dollars).  This increase was mainly due to an increase in operating income at Sony Life.  Operating income at Sony Life increased 3.7 billion yen year-on-year to 40.9 billion yen (335 million U.S. dollars) primarily due to an improvement in investment performance in the general account.

All Other

	(Billions of yen, millions of U.S. dollars)
	First Quarter ended June 30
	2014	2015	Change in yen	2015
Sales and operating revenue	¥102.9	¥79.3	-22.9%	$650
Operating loss	(20.0)	(5.0)	-	(41)

All Other included the PC business in the previous fiscal year.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating loss of All Other of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 8.

Sales decreased 22.9% year-on-year to 79.3 billion yen (650 million U.S. dollars).  This significant decrease in sales was primarily due to the recording of sales in the same quarter of the previous fiscal year from the PC business which was sold in July, 2014.

Operating loss decreased 15.0 billion yen year-on-year to 5.0 billion yen (41 million U.S. dollars).  This decrease was primarily due to the absence of the operating loss from the PC business in the same quarter of the previous fiscal year.

*    *    *    *    *

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-4 and F-12.

Operating Activities: During the current quarter, there was a net cash outflow of 154.3 billion yen (1,265 million U.S. dollars) from operating activities, compared to a net cash inflow of 66.2 billion yen in the same quarter of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 234.6 billion yen (1,923 million U.S. dollars), an increase of 207.1 billion yen, or 752.9% year-on-year.  This increase was primarily due to a larger decrease in accrued expenses in other current liabilities, a larger increase in notes and accounts receivable, trade and inventories, and an increase in film costs, partially offset by factors such as a larger increase in notes and accounts payable, trade.

The Financial Services segment had a net cash inflow of 90.8 billion yen (744 million U.S. dollars), a decrease of 10.8 billion yen, or 10.6% year-on-year.  This decrease was primarily due to an increase in marketable securities held by Sony Life for trading purposes.

Investing Activities: During the current quarter, Sony used 172.0 billion yen (1,410 million U.S. dollars) of net cash in investing activities, an increase of 47.3 billion yen, or 37.9% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 7.5 billion yen (61 million U.S. dollars), compared to a net cash inflow of 0.2 billion yen in the same quarter of the previous fiscal year.  The net cash outflow was due to factors such as an increase in the amount of fixed asset purchases, partially offset by factors such as cash inflow from the sale of certain shares of Olympus.

The Financial Services segment used 164.5 billion yen (1,349 million U.S. dollars) of net cash, an increase of 39.7 billion yen, or 31.8% year-on-year.  This increase was mainly due to a year-on-year increase in payments for investments and advances at Sony Life.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined*1 for the current quarter was 242.1 billion yen (1,984 million U.S. dollars), an increase of 214.8 billion yen, or 785.4% year-on-year.

Financing Activities: Net cash used by financing activities during the current quarter was 7.8 billion yen (64 million U.S. dollars), a decrease of 283.5 billion yen, or 97.3% year-on-year.

For all segments excluding the Financial Services segment, there was a 61.9 billion yen (508 million U.S. dollars) net cash outflow, a decrease of 191.7 billion yen, or 75.6% year-on-year.  This decrease was primarily due to the repayment of a syndicated loan in the same quarter of the previous fiscal year and a year-on-year decrease in the redemption of straight bonds.

In the Financial Services segment, financing activities provided 43.6 billion yen (358 million U.S. dollars) of net cash, compared to 45.5 billion yen of net cash used in the same quarter of the previous fiscal year.  This change was primarily due to a smaller decrease in customer deposits at Sony Bank and an increase in short-term borrowings at Sony Life.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at June 30, 2015 was 628.1 billion yen (5,148 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 450.7 billion yen (3,694 million U.S. dollars) at June 30, 2015, a decrease of 65.2 billion yen, or 12.6% compared with the balance as of June 30, 2014, and a decrease of 291.2 billion yen, or 39.3% compared with the balance as of March 31, 2015.  Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 716.8 billion yen (5,876 million U.S. dollars) of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at June 30, 2015.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 177.4 billion yen (1,454 million U.S. dollars) at June 30, 2015, an increase of 5.9 billion yen, or 3.4% compared with the balance as of June 30, 2014, and a decrease of 30.1 billion yen, or 14.5% compared with the balance as of March 31, 2015.

*1
Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-12.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segments’ activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2014	2015	2015

Net cash provided by (used in) operating activities reported in the consolidated statements of cash flows	¥66.2	¥(154.3)	$(1,265)
Net cash used in investing activities reported in the consolidated statements of cash flows	(124.7)	(172.0)	(1,410)
	(58.5)	(326.3)	(2,675)

Less: Net cash provided by operating activities within the Financial Services segment	101.6	90.8	744
Less: Net cash used in investing activities within the Financial Services segment	(124.9)	(164.5)	(1,349)
Eliminations *2	7.9	10.5	86

Cash flow used by operating and investing activities combined excluding the Financial Services segment’s activities	¥(27.3)	¥(242.1)	$(1,984)

*2	Eliminations primarily consist of intersegment dividend payments.

*    *    *    *    *

Notes

Business Segment Realignment
Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2016 to reflect modifications to its organizational structure as of April 1, 2015, primarily repositioning certain operations in All Other and the Devices segment.  In connection with this realignment, the operations of Sony’s disc manufacturing business in Japan, which were included in All Other, are now included in the Music segment and the operations of So-net Corporation and its subsidiaries, which were included in All Other, are now included in the MC segment.  Certain operations regarding pre-installed automotive audio products which were included in the Devices segment are now included in the HE&S segment.

In connection with these realignments, the sales and operating income (loss) of each segment in the fiscal year ended March 31, 2015 have been reclassified to conform to the presentation of the fiscal year ending March 31, 2016.

Impact of Foreign Exchange Rate Fluctuations on Sales and Operating Income (Loss)
For all segments other than Pictures and Music, the impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s quarterly weighted average exchange rate for the three months ended June 30, 2014 from the three months ended June 30, 2015 to the major transactional currencies in which the sales are denominated.  The impact of foreign exchange rate fluctuations on operating income (loss) described herein is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales.  Since the worldwide subsidiaries of the Pictures segment and of SME and Sony/ATV in the Music segment are aggregated on a U.S. dollar basis and are translated into yen, the impact of foreign exchange rate fluctuations is calculated by applying the change in the periodic weighted average exchange rate for the three months ended June 30, 2014 from the three months ended June 30, 2015 from U.S. dollar to yen to the U.S. dollar basis operating results.  This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP.  However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

*    *    *    *    *

Outlook for the Fiscal Year Ending March 31, 2016

The forecast for consolidated results for the fiscal year ending March 31, 2016, as announced on April 30, 2015, remains unchanged, as per the table below.

	(Billions of yen)
	July Forecast	March 31, 2015 Results	Change from March 31, 2015 Results
Sales and operating revenue	¥7,900	¥8,215.9	-3.8%
Operating income	320	68.5	+ ¥251.5 bil
Income before income taxes	345	39.7	+ ¥305.3 bil
Net income (loss) attributable to Sony Corporation’s stockholders	140	(126.0)	+ ¥266.0 bil

Assumed foreign currency exchange rates for the remainder of the fiscal year ending March 31, 2016 are the following.  Due to the recent volatility in foreign exchange rates, the assumed foreign currency exchange rates were revised after the individual segments had already completed their forecasts.  Accordingly, the impact of the difference between the currently assumed rates and the rates used when the individual segments completed their forecasts has been included in the forecast for All Other.

Assumed foreign currency exchange rates for the remainder of the current fiscal year
	Consolidated forecast	Forecasts for each segment
1 U.S. dollar	approximately 125 yen	approximately 123 yen
1 Euro	approximately 130 yen	approximately 134 yen

(For your reference)
Assumed foreign currency exchange rates for the current fiscal year at the time of the April forecast
	Consolidated forecast	Forecasts for each segment
1 U.S. dollar	approximately 120 yen	approximately 118 yen
1 Euro	approximately 125 yen	approximately 136 yen

The forecast for each business segment has been revised as follows:

	(Billions of yen)			Change - July Forecast from
	July Forecast	April Forecast	March 31, 2015 Results	April Forecast	March 31, 2015 Results
Mobile Communications
Sales and operating revenue	¥1,190	¥1,310	¥1,410.2	-9.2%	-15.6%
Operating loss	(60)	(39)	(217.6)	- ¥21.0 bil	+ ¥157.6 bil
Game & Network Services
Sales and operating revenue	1,490	1,370	1,388.0	+8.8%	+7.3%
Operating income	60	40	48.1	+ ¥20.0 bil	+ ¥11.9 bil
Imaging Products & Solutions
Sales and operating revenue	720	690	720.0	+4.3%	-
Operating income	60	50	54.7	+¥10.0 bil	+ ¥5.3 bil
Home Entertainment & Sound
Sales and operating revenue	1,160	1,160	1,238.1	-	-6.3%
Operating income	22	22	24.1	-	- ¥2.1 bil
Devices
Sales and operating revenue	1,100	1,080	927.1	+1.9%	+18.7%
Operating income	121	121	89.0	-	+ ¥32.0 bil
Pictures
Sales and operating revenue	1,020	1,020	878.7	-	+16.1%
Operating income	64	64	58.5	-	+ ¥5.5 bil
Music
Sales and operating revenue	550	550	559.2	-	-1.7%
Operating income	74	74	60.6	-	+ ¥13.4 bil
Financial Services
Financial services revenue	1,060	1,060	1,083.6	-	-2.2%
Operating income	175	175	193.3	-	- ¥18.3 bil
All Other, Corporate and Elimination
Operating loss	(196)	(187)	(242.2)	-¥ 9.0 bil	+ ¥46.2 bil
Consolidated
Sales and operating revenue	7,900	7,900	8,215.9	-	-3.8%
Operating income	320	320	68.5	-	+ ¥251.5 bil

Mobile Communications
Sales are expected to be lower than the April forecast primarily due to an expected decrease in smartphone unit sales.  Although higher than originally anticipated selling prices of smartphones and additional cost reductions are expected to offset the negative impact of the above-mentioned decrease in sales, operating loss is expected to be larger than the April forecast primarily due to the negative impact of foreign exchange rates.

Game & Network Services
Sales are expected to be higher than the April forecast primarily due to an expected increase in PS4 hardware unit sales and PS4 software sales.  Operating income is expected to be above the April forecast due to the above-mentioned increase in sales, partially offset by the negative impact of foreign exchange rates and an expected increase in marketing and promotional costs.

Imaging Products & Solutions
Sales and operating income are expected to be higher than the April forecast primarily due to an expected increase in unit sales of digital cameras and the positive impact of foreign exchange rates.

Devices
Sales are expected to be higher than the April forecast primarily due to an expected increase in image sensor sales reflecting the impact of foreign exchange rates, partially offset by an expected decrease in battery business sales.  The forecast for operating income remains unchanged from the April forecast mainly due to the above-mentioned increase in image sensor sales being offset mainly by the above-mentioned decrease in battery business sales.

The forecasts for sales and operating income for the HE&S, Pictures, Music, and Financial Services segments remain unchanged from the April forecast.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

The forecast for capital expenditures, depreciation and amortization, as well as research and development expenses for the current fiscal year remains unchanged from the April forecast.

Consolidated
	(Billions of yen)
	July Forecast	March 31, 2015 Results	Change from March 31, 2015 Results
Capital expenditures*	¥510	¥251.0	+103.1%
[additions to property, plant and equipment (included above)	430	164.8	+160.9	]
[additions to intangible assets (included above) *	80	86.2	-7.2	]
Depreciation and amortization**	365	354.6	+2.9
[for property, plant and equipment (included above)	175	165.9	+5.5	]
[for intangible assets (included above)	190	188.8	+0.7	]
Research and development expenses	490	464.3	+5.5
* Does not include the increase in intangible assets resulting from business acquisitions.
** The forecast for depreciation and amortization includes amortization expenses for deferred insurance acquisition costs.

Sony without Financial Services
	(Billions of yen)
	July Forecast	March 31, 2015 Results	Change from March 31, 2015 Results
Capital expenditures*	¥501	¥243.9	+105.4%
[additions to property, plant and equipment (included above)	428	163.4	+161.9	]
[additions to intangible assets (included above) *	73	80.5	-9.3	]
Depreciation and amortization**	294	288.4	+1.9
[for property, plant and equipment (included above)	174	164.7	+5.7	]
[for intangible assets (included above)	120	123.7	-3.0	]
* Does not include the increase in intangible assets resulting from business acquisitions.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

*    *    *    *    *

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)	the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;
(xv)	Sony’s ability to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and
(xvi)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:

Tokyo	New York	London
Atsuko Murakami	Justin Hill	Haruna Nagai
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)19-3281-6000

IR home page: http://www.sony.net/IR/
Presentation slides: http://www.sony.net/SonyInfo/IR/financial/fr/15q1_sonypre.pdf

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	June 30	Change from		June 30
ASSETS	2015	2015	March 31, 2015		2015
Current assets:
Cash and cash equivalents	¥949,413	¥628,087		¥-321,326	$5,148
Marketable securities	936,731	971,231		+34,500	7,961
Notes and accounts receivable, trade	986,500	1,087,321		+100,821	8,912
Allowance for doubtful accounts and sales returns	(86,598)	(82,047)		+4,551	(673)
Inventories	665,432	780,356		+114,924	6,396
Other receivables	231,947	275,748		+43,801	2,260
Deferred income taxes	47,788	49,559		+1,771	406
Prepaid expenses and other current assets	466,688	517,487		+50,799	4,244
Total current assets	4,197,901	4,227,742		+29,841	34,654

Film costs	305,232	353,208		+47,976	2,895

Investments and advances:
Affiliated companies	171,063	166,820		-4,243	1,367
Securities investments and other	8,360,290	8,440,738		+80,448	69,187
	8,531,353	8,607,558		+76,205	70,554

Property, plant and equipment:
Land	123,629	124,084		+455	1,017
Buildings	679,125	686,185		+7,060	5,624
Machinery and equipment	1,764,241	1,797,563		+33,322	14,735
Construction in progress	35,786	53,215		+17,429	436
	2,602,781	2,661,047		+58,266	21,812
Less-Accumulated depreciation	1,863,496	1,882,372		+18,876	15,429
	739,285	778,675		+39,390	6,383

Other assets:
Intangibles, net	642,361	650,817		+8,456	5,335
Goodwill	561,255	608,945		+47,690	4,991
Deferred insurance acquisition costs	520,571	528,103		+7,532	4,329
Deferred income taxes	89,637	87,769		-1,868	719
Other	246,736	248,549		+1,813	2,036
	2,060,560	2,124,183		+63,623	17,410
Total assets	¥15,834,331	¥16,091,366	¥	+257,035	$131,896

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥62,008	¥130,175	¥	+68,167	$1,067
Current portion of long-term debt	159,517	136,018		-23,499	1,115
Notes and accounts payable, trade	622,215	758,028		+135,813	6,213
Accounts payable, other and accrued expenses	1,374,099	1,309,658		-64,441	10,735
Accrued income and other taxes	98,414	104,525		+6,111	857
Deposits from customers in the banking business	1,872,965	1,866,583		-6,382	15,300
Other	556,372	532,135		-24,237	4,362
Total current liabilities	4,745,590	4,837,122		+91,532	39,649

Long-term debt	712,087	670,777		-41,310	5,498
Accrued pension and severance costs	298,753	301,954		+3,201	2,475
Deferred income taxes	445,876	426,651		-19,225	3,497
Future insurance policy benefits and other	4,122,372	4,215,771		+93,399	34,556
Policyholders’ account in the life insurance business	2,259,514	2,321,115		+61,601	19,026
Other	316,422	311,060		-5,362	2,549
Total liabilities	12,900,614	13,084,450		+183,836	107,250

Redeemable noncontrolling interest	5,248	5,861		+613	48

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	707,038	707,603		+565	5,800
Additional paid-in capital	1,185,777	1,186,694		+917	9,727
Retained earnings	813,765	896,200		+82,435	7,346
Accumulated other comprehensive income	(385,283)	(402,179)		-16,896	(3,296)
Treasury stock, at cost	(4,220)	(4,253)		-33	(35)
	2,317,077	2,384,065		+66,988	19,542

Noncontrolling interests	611,392	616,990		+5,598	5,056
Total equity	2,928,469	3,001,055		+72,586	24,598
Total liabilities and equity	¥15,834,331	¥16,091,366	¥	+257,035	$131,896

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended June 30
	2014	2015	Change from 2014	2015
Sales and operating revenue:
Net sales	¥1,539,806	¥1,503,311		$12,322
Financial services revenue	245,750	277,689		2,276
Other operating revenue	24,352	27,059		222
	1,809,908	1,808,059	-0.1%	14,820

Costs and expenses:
Cost of sales	1,150,839	1,134,269		9,297
Selling, general and administrative	410,447	378,722		3,104
Financial services expenses	201,678	232,038		1,902
Other operating (income) expense, net	(19,669)	(33,454)		(274)
	1,743,295	1,711,575	-1.8	14,029

Equity in net income of affiliated companies	3,201	423	-86.8	3

Operating income	69,814	96,907	+38.8	794

Other income:
Interest and dividends	3,415	2,652		22
Gain on sale of securities investments, net	5,200	50,782		416
Other	617	647		5
	9,232	54,081	+485.8	443

Other expenses:
Interest	6,412	4,394		36
Foreign exchange loss, net	1,976	5,746		47
Other	2,281	2,138		17
	10,669	12,278	+15.1	100

Income before income taxes	68,377	138,710	+102.9	1,137

Income taxes	26,046	39,812		326

Net income	42,331	98,898	+133.6	811

Less - Net income attributable to noncontrolling interests	15,523	16,457		135

Net income attributable to Sony Corporation’s stockholders	¥26,808	¥82,441	+207.5%	$676

Per share data:
Net income attributable to Sony Corporation’s stockholders
— Basic	¥25.69	¥70.52	+174.5%	$0.58
— Diluted	22.94	70.36	+206.7	0.58

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
	2014	2015	Change from 2014	2015

Net income	¥42,331	¥98,898	+133.6%	$811

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	1,875	(47,066)		(386)
Unrealized losses on derivative instruments	–	(636)		(5)
Pension liability adjustment	336	202		2
Foreign currency translation adjustments	(20,840)	27,607		226

Total comprehensive income	23,702	79,005	+233.3	648

Less - Comprehensive income attributable to noncontrolling interests	18,727	13,460		111

Comprehensive income attributable to Sony Corporation’s stockholders	¥4,975	¥65,545	+1,217.5%	$537

Supplemental equity and comprehensive income information
	(Millions of yen, millions of U.S. dollars)
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2014	¥2,258,137	¥525,004	¥2,783,141
Exercise of stock acquisition rights	19	–	19
Stock based compensation	377	–	377

Comprehensive income:
Net income	26,808	15,523	42,331
Other comprehensive income, net of tax
Unrealized gains (losses) on securities	(498)	2,373	1,875
Pension liability adjustment	366	(30)	336
Foreign currency translation adjustments	(21,701)	861	(20,840)
Total comprehensive income	4,975	18,727	23,702

Dividends declared	–	(8,712)	(8,712)
Transactions with noncontrolling interests shareholders and other	(2,509)	(4,051)	(6,560)
Balance at June 30, 2014	¥2,260,999	¥530,968	¥2,791,967

Balance at March 31, 2015	¥2,317,077	¥611,392	¥2,928,469
Exercise of stock acquisition rights	1,130	–	1,130
Stock based compensation	287	–	287

Comprehensive income:
Net income	82,441	16,457	98,898
Other comprehensive income, net of tax –
Unrealized losses on securities	(43,356)	(3,710)	(47,066)
Unrealized losses on derivative instruments	(636)	–	(636)
Pension liability adjustment	200	2	202
Foreign currency translation adjustments	26,896	711	27,607
Total comprehensive income	65,545	13,460	79,005

Dividends declared	–	(9,847)	(9,847)
Transactions with noncontrolling interests shareholders and other	26	1,985	2,011
Balance at June 30, 2015	¥2,384,065	¥616,990	¥3,001,055

	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2015	$18,992	$5,010	$24,002
Exercise of stock acquisition rights	10	–	10
Stock based compensation	2	–	2

Comprehensive income:
Net income	676	135	811
Other comprehensive income, net of tax –
Unrealized losses on securities	(356)	(30)	(386)
Unrealized losses on derivative instruments	(5)	–	(5)
Pension liability adjustment	2	0	2
Foreign currency translation adjustments	220	6	226
Total comprehensive income	537	111	648

Dividends declared	–	(81)	(81)
Transactions with noncontrolling interests shareholders and other	1	16	17
Balance at June 30, 2015	$19,542	$5,056	$24,598

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
	2014	2015	2015
Cash flows from operating activities:
Net income	¥42,331	¥98,898	$811
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs	84,298	87,021	713
Amortization of film costs	70,892	63,356	519
Accrual for pension and severance costs, less payments	(3,433)	(3,035)	(25)
Other operating (income) expense, net	(19,669)	(33,454)	(274)
Gain on sale or devaluation of securities investments, net	(5,198)	(50,706)	(416)
Gain on revaluation of marketable securities held in the financial services business for trading purposes, net	(10,287)	(19,088)	(156)
(Gain) loss on revaluation or impairment of securities investments held in the financial services business, net	(1,196)	2,069	17
Deferred income taxes	4,888	5,471	45
Equity in net (income) loss of affiliated companies, net of dividends	(2,046)	798	7
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(38,005)	(83,030)	(681)
Increase in inventories	(65,977)	(103,603)	(849)
Increase in film costs	(63,690)	(105,273)	(863)
Increase in notes and accounts payable, trade	51,364	132,276	1,084
Decrease in accrued income and other taxes	(1,776)	(6,378)	(52)
Increase in future insurance policy benefits and other	101,663	128,265	1,051
Increase in deferred insurance acquisition costs	(18,526)	(21,790)	(179)
Increase in marketable securities held in the financial services business for trading purposes	(8,143)	(21,679)	(178)
Increase in other current assets	(19,940)	(62,015)	(508)
Decrease in other current liabilities	(43,164)	(147,587)	(1,210)
Other	11,856	(14,806)	(121)
Net cash provided by (used in) operating activities	66,242	(154,290)	(1,265)

Cash flows from investing activities:
Payments for purchases of fixed assets	(51,490)	(77,034)	(631)
Proceeds from sales of fixed assets	26,014	2,484	20
Payments for investments and advances by financial services business	(224,724)	(316,299)	(2,593)
Payments for investments and advances (other than financial services business)	(4,481)	(4,323)	(35)
Proceeds from sales or return of investments and collections of advances by financial services business	101,317	153,984	1,262
Proceeds from sales or return of investments and collections of advances (other than financial services business)	26,092	74,358	609
Proceeds from sales of businesses	–	17,790	146
Other	2,575	(22,962)	(188)
Net cash used in investing activities	(124,697)	(172,002)	(1,410)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	8,999	9,712	80
Payments of long-term debt	(219,689)	(84,767)	(695)
Increase (decrease) in short-term borrowings, net	(19,015)	62,111	509
Increase (decrease) in deposits from customers in the financial services business, net	(32,462)	20,392	167
Dividends paid	(13,100)	(59)	(0)
Other	(16,087)	(15,212)	(125)
Net cash used in financing activities	(291,354)	(7,823)	(64)

Effect of exchange rate changes on cash and cash equivalents	(9,252)	12,789	105

Net decrease in cash and cash equivalents	(359,061)	(321,326)	(2,634)
Cash and cash equivalents at beginning of the fiscal year	1,046,466	949,413	7,782

Cash and cash equivalents at end of the period	¥687,405	¥628,087	$5,148

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue	2014	2015	Change	2015
Mobile Communications
Customers	¥334,742	¥279,536	-16.5%	$2,291
Intersegment	238	988		8
Total	334,980	280,524	-16.3	2,299

Game & Network Services
Customers	231,368	265,898	+14.9	2,179
Intersegment	26,162	22,691		186
Total	257,530	288,589	+12.1	2,365

Imaging Products & Solutions
Customers	164,136	168,257	+2.5	1,379
Intersegment	464	2,114		17
Total	164,600	170,371	+3.5	1,396

Home Entertainment & Sound
Customers	293,049	252,487	-13.8	2,070
Intersegment	694	662		5
Total	293,743	253,149	-13.8	2,075

Devices
Customers	136,735	193,005	+41.2	1,582
Intersegment	39,350	44,892		368
Total	176,085	237,897	+35.1	1,950

Pictures
Customers	194,666	171,420	-11.9	1,405
Intersegment	104	129		1
Total	194,770	171,549	-11.9	1,406

Music
Customers	114,861	126,980	+10.6	1,041
Intersegment	5,176	3,211		26
Total	120,037	130,191	+8.5	1,067

Financial Services
Customers	245,750	277,689	+13.0	2,276
Intersegment	1,217	1,697		14
Total	246,967	279,386	+13.1	2,290

All Other
Customers	82,822	60,475	-27.0	496
Intersegment	20,097	18,866		154
Total	102,919	79,341	-22.9	650

Corporate and elimination	(81,723)	(82,938)	–	(678)
Consolidated total	¥1,809,908	¥1,808,059	-0.1%	$14,820

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the Mobile Communications (“MC”) segment, the G&NS segment and the Imaging Products & Solutions (“IP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Operating income (loss)	2014	2015	Change	2015
Mobile Communications	¥(1,609)	¥(22,924)	–%	$(188)
Game & Network Services	4,319	19,459	+350.5	160
Imaging Products & Solutions	17,409	21,271	+22.2	174
Home Entertainment & Sound	8,834	10,923	+23.6	90
Devices	11,500	30,342	+163.8	249
Pictures	7,831	(11,687)	–	(96)
Music	11,634	31,750	+172.9	260
Financial Services	43,772	45,972	+5.0	377
All Other	(19,951)	(4,960)	–	(41)
Total	83,739	120,146	+43.5	985
Corporate and elimination	(13,925)	(23,239)	–	(191)
Consolidated total	¥69,814	¥96,907	+38.8%	$794

The 2014 segment disclosure above has been reclassified to reflect the change in the business segment classification discussed in Note 5.
Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs, restructuring costs related to the reduction in scale of sales companies following the decision to exit from the PC business, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the Home Entertainment & Sound (“HE&S”) segment, the operating income of Televisions, which primarily consists of LCD televisions, for the three months ended June 30, 2014 and 2015 was 7,916 million yen and 7,003 million yen, respectively.  The operating income of Televisions excludes restructuring charges which are included in the overall segment results and are not allocated to product categories.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue (to external customers)	2014	2015	Change	2015

Mobile Communications	¥334,742	¥279,536	-16.5%	$2,291

Game & Network Services
Hardware	136,873	129,465	-5.4	1,061
Network	69,253	105,801	+52.8	867
Other	25,242	30,632	+21.4	251
Total	231,368	265,898	+14.9	2,179

Imaging Products & Solutions
Digital Imaging Products	106,135	107,156	+1.0	878
Professional Solutions	55,716	57,120	+2.5	468
Other	2,285	3,981	+74.2	33
Total	164,136	168,257	+2.5	1,379

Home Entertainment & Sound
Televisions	204,989	168,920	-17.6	1,385
Audio and Video	87,414	81,311	-7.0	666
Other	646	2,256	+249.2	19
Total	293,049	252,487	-13.8	2,070

Devices
Semiconductors	84,948	140,415	+65.3	1,151
Components	50,039	50,155	+0.2	411
Other	1,748	2,435	+39.3	20
Total	136,735	193,005	+41.2	1,582

Pictures
Motion Pictures	104,626	58,175	-44.4	477
Television Productions	42,362	50,975	+20.3	418
Media Networks	47,678	62,270	+30.6	510
Total	194,666	171,420	-11.9	1,405

Music
Recorded Music	79,395	89,328	+12.5	732
Music Publishing	16,288	17,844	+9.6	146
Visual Media and Platform	19,178	19,808	+3.3	163
Total	114,861	126,980	+10.6	1,041

Financial Services	245,750	277,689	+13.0	2,276
All Other	82,822	60,475	-27.0	496
Corporate	11,779	12,312	+4.5	101
Consolidated total	¥1,809,908	¥1,808,059	-0.1%	$14,820

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-5.  Sony management views each segment as a single operating segment.  However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

Sony has realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2016.  In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video, and music content; Other includes packaged software and peripheral devices.  In the IP&S segment, Digital Imaging Products includes compact digital cameras, interchangeable single-lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products.  In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones, and memory-based portable audio devices.  In the Devices segment, Semiconductors includes image sensors; Components includes batteries and recording media.  In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks.  In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

Other Items
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Depreciation and amortization	2014	2015	Change	2015
Mobile Communications	¥6,949	¥6,196	-10.8%	$51
Game & Network Services	4,000	4,640	+16.0	38
Imaging Products & Solutions	6,967	7,012	+0.6	57
Home Entertainment & Sound	6,105	5,581	-8.6	46
Devices	21,014	24,135	+14.9	198
Pictures	4,565	5,252	+15.0	43
Music	3,594	4,181	+16.3	34
Financial Services, including deferred insurance acquisition costs	15,619	16,521	+5.8	135
All Other	2,714	1,700	-37.4	14
Total	71,527	75,218	+5.2	616

Corporate	12,771	11,803	-7.6	97
Consolidated total	¥84,298	¥87,021	+3.2%	$713

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30, 2014
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥13	¥–	¥13
Game & Network Services	64	–	64
Imaging Products & Solutions	129	–	129
Home Entertainment & Sound	540	–	540
Devices	542	–	542
Pictures	–	–	–
Music	25	–	25
Financial Services	–	–	–
All Other and Corporate	13,280	669	13,949
Consolidated total	¥14,593	¥669	¥15,262

	Three months ended June 30, 2015
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥7,737	¥315	¥8,052
Game & Network Services	15		15
Imaging Products & Solutions	44		44
Home Entertainment & Sound	(57)	–	(57)
Devices	(30)	–	(30)
Pictures	49	–	49
Music	77	–	77
Financial Services	–	–	–
All Other and Corporate	1,578	403	1,981
Consolidated total	¥9,413	¥718	¥10,131

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan.  Any impairment of the assets is recognized immediately in the period it is identified.

	Three months ended June 30, 2015
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	$63	$3	$66
Game & Network Services	0	–	0
Imaging Products & Solutions	0	–	0
Home Entertainment & Sound	(0)	–	(0)
Devices	(0)	–	(0)
Pictures	0	–	0
Music	1	–	1
Financial Services	–	–	–
All Other and Corporate	13	3	16
Consolidated total	$77	$6	$83

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue (to external customers)	2014	2015	Change	2015
Japan	¥511,379	¥561,581	+9.8%	$4,603
United States	305,286	352,393	+15.4	2,888
Europe	392,196	367,705	-6.2	3,014
China	133,041	130,701	-1.8	1,071
Asia-Pacific	244,873	238,947	-2.4	1,959
Other Areas	223,133	156,732	-29.8	1,285
Total	¥1,809,908	¥1,808,059	-0.1%	$14,820

Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe: United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific: India, South Korea and Oceania
(3) Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements.  The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.  These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	June 30
	2015	2015	2015
ASSETS
Current assets:
Cash and cash equivalents	¥207,527	¥177,435	$1,454
Marketable securities	933,424	967,472	7,930
Other	147,663	165,564	1,358
	1,288,614	1,310,471	10,742

Investments and advances	8,217,715	8,377,928	68,672
Property, plant and equipment	17,305	17,358	142
Other assets:
Deferred insurance acquisition costs	520,571	528,103	4,329
Other	45,645	44,719	366
	566,216	572,822	4,695
Total assets	¥10,089,850	¥10,278,579	$84,251

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥6,351	¥56,862	$466
Deposits from customers in the banking business	1,872,965	1,866,583	15,300
Other	199,098	198,144	1,624
	2,078,414	2,121,589	17,390

Long-term debt	44,460	34,595	284
Future insurance policy benefits and other	4,122,372	4,215,771	34,556
Policyholders’ account in the life insurance business	2,259,514	2,321,115	19,026
Other	335,964	330,934	2,711
Total liabilities	8,840,724	9,024,004	73,967

Equity:
Stockholders’ equity of Financial Services	1,247,840	1,253,282	10,273
Noncontrolling interests	1,286	1,293	11
Total equity	1,249,126	1,254,575	10,284
Total liabilities and equity	¥10,089,850	¥10,278,579	$84,251

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	June 30
	2015	2015	2015
ASSETS
Current assets:
Cash and cash equivalents	¥741,886	¥450,652	$3,694
Marketable securities	3,307	3,759	31
Notes and accounts receivable, trade	893,847	999,396	8,192
Other	1,272,562	1,465,604	12,013
	2,911,602	2,919,411	23,930

Film costs	305,232	353,208	2,895
Investments and advances	395,189	310,805	2,548
Investments in Financial Services, at cost	111,476	111,476	914
Property, plant and equipment	720,694	760,031	6,230
Other assets	1,497,805	1,554,822	12,743
Total assets	¥5,941,998	¥6,009,753	$49,260

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥215,175	¥209,331	$1,716
Notes and accounts payable, trade	622,215	758,028	6,213
Other	1,832,085	1,750,312	14,347
	2,669,475	2,717,671	22,276

Long-term debt	671,104	639,645	5,243
Accrued pension and severance costs	274,220	276,994	2,270
Other	478,704	459,198	3,764
Total liabilities	4,093,503	4,093,508	33,553

Redeemable noncontrolling interest	5,248	5,861	48

Equity:
Stockholders’ equity of Sony without Financial Services	1,733,233	1,796,933	14,729
Noncontrolling interests	110,014	113,451	930
Total equity	1,843,247	1,910,384	15,659
Total liabilities and equity	¥5,941,998	¥6,009,753	$49,260

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	June 30
	2015	2015	2015
ASSETS
Current assets:
Cash and cash equivalents	¥949,413	¥628,087	$5,148
Marketable securities	936,731	971,231	7,961
Notes and accounts receivable, trade	899,902	1,005,274	8,239
Other	1,411,855	1,623,150	13,306
	4,197,901	4,227,742	34,654

Film costs	305,232	353,208	2,895
Investments and advances	8,531,353	8,607,558	70,554
Property, plant and equipment	739,285	778,675	6,383
Other assets:
Deferred insurance acquisition costs	520,571	528,103	4,329
Other	1,539,989	1,596,080	13,081
	2,060,560	2,124,183	17,410
Total assets	¥15,834,331	¥16,091,366	$131,896

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥221,525	¥266,193	$2,182
Notes and accounts payable, trade	622,215	758,028	6,213
Deposits from customers in the banking business	1,872,965	1,866,583	15,300
Other	2,028,885	1,946,318	15,954
	4,745,590	4,837,122	39,649

Long-term debt	712,087	670,777	5,498
Accrued pension and severance costs	298,753	301,954	2,475
Future insurance policy benefits and other	4,122,372	4,215,771	34,556
Policyholders’ account in the life insurance business	2,259,514	2,321,115	19,026
Other	762,298	737,711	6,046
Total liabilities	12,900,614	13,084,450	107,250

Redeemable noncontrolling interest	5,248	5,861	48

Equity:
Sony Corporation’s stockholders’ equity	2,317,077	2,384,065	19,542
Noncontrolling interests	611,392	616,990	5,056
Total equity	2,928,469	3,001,055	24,598
Total liabilities and equity	¥15,834,331	¥16,091,366	$131,896

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Financial Services	2014	2015	Change	2015

Financial services revenue	¥246,967	¥279,386	+13.1%	$2,290
Financial services expenses	202,917	233,736	+15.2	1,915
Equity in net income (loss) of affiliated companies	(278)	322	–	2
Operating income	43,772	45,972	+5.0	377
Other income (expenses), net	–	–	–	–
Income before income taxes	43,772	45,972	+5.0	377
Income taxes and other	13,851	13,860	+0.1	114
Net income of Financial Services	¥29,921	¥32,112	+7.3%	$263

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sony without Financial Services	2014	2015	Change	2015

Net sales and operating revenue	¥1,565,285	¥1,530,977	-2.2%	$12,549
Costs and expenses	1,542,723	1,480,148	-4.1	12,133
Equity in net income of affiliated companies	3,479	101	-97.1	1
Operating income	26,041	50,930	+95.6	417
Other income (expenses), net	6,393	52,248	+717.3	429
Income before income taxes	32,434	103,178	+218.1	846
Income taxes and other	15,748	29,586	+87.9	243
Net income of Sony without Financial Services	¥16,686	¥73,592	+341.0%	$603

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Consolidated	2014	2015	Change	2015

Financial services revenue	¥245,750	¥277,689	+13.0%	$2,276
Net sales and operating revenue	1,564,158	1,530,370	-2.2	12,544
	1,809,908	1,808,059	-0.1	14,820
Costs and expenses	1,743,295	1,711,575	-1.8	14,029
Equity in net income of affiliated companies	3,201	423	-86.8	3
Operating income	69,814	96,907	+38.8	794
Other income (expenses), net	(1,437)	41,803	–	343
Income before income taxes	68,377	138,710	+102.9	1,137
Income taxes and other	41,569	56,269	+35.4	461
Net income attributable to Sony Corporation’s stockholders	¥26,808	¥82,441	+207.5%	$676

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Financial Services	2014	2015	2015

Net cash provided by operating activities	¥101,582	¥90,809	$744
Net cash used in investing activities	(124,862)	(164,539)	(1,349)
Net cash provided by (used in) financing activities	(45,522)	43,638	358
Net decrease in cash and cash equivalents	(68,802)	(30,092)	(247)
Cash and cash equivalents at beginning of the fiscal year	240,332	207,527	1,701
Cash and cash equivalents at end of the period	¥171,530	¥177,435	$1,454

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sony without Financial Services	2014	2015	2015

Net cash used in operating activities	¥(27,510)	¥(234,645)	$(1,923)
Net cash provided by (used in) investing activities	165	(7,463)	(61)
Net cash used in financing activities	(253,662)	(61,915)	(508)
Effect of exchange rate changes on cash and cash equivalents	(9,252)	12,789	105
Net decrease in cash and cash equivalents	(290,259)	(291,234)	(2,387)
Cash and cash equivalents at beginning of the fiscal year	806,134	741,886	6,081
Cash and cash equivalents at end of the period	¥515,875	¥450,652	$3,694

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Consolidated	2014	2015	2015

Net cash provided by (used in) operating activities	¥66,242	¥(154,290)	$(1,265)
Net cash used in investing activities	(124,697)	(172,002)	(1,410)
Net cash used in financing activities	(291,354)	(7,823)	(64)
Effect of exchange rate changes on cash and cash equivalents	(9,252)	12,789	105
Net decrease in cash and cash equivalents	(359,061)	(321,326)	(2,634)
Cash and cash equivalents at beginning of the fiscal year	1,046,466	949,413	7,782
Cash and cash equivalents at end of the period	¥687,405	¥628,087	$5,148

 (Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥122 = U.S. $1, the approximate Tokyo foreign exchange market rate as of June 30, 2015.

2.	As of June 30, 2015, Sony had 1,266 consolidated subsidiaries (including variable interest entities) and 104 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended June 30
Net income attributable to Sony Corporation’s stockholders	2014	2015
— Basic	1,043,681	1,168,969
— Diluted	1,168,516	1,171,746

The dilutive effect in the weighted-average number of outstanding shares for the three months ended June 30, 2014 primarily resulted from convertible bonds which were issued in November 2012.  The dilutive effect in the weighted-average number of outstanding shares for the three months ended June 30, 2015 primarily resulted from stock acquisition rights.

4.	Recently adopted accounting pronouncements:
Reporting discontinued operations and disclosures of disposals of components of an entity
In April 2014, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance that changes the requirements for reporting discontinued operations and requires additional disclosures about discontinued operations.  Under the new guidance, only disposals representing a strategic shift in operations that has, or will have, a major effect on the entity’s operations and financial results should be presented as discontinued operations.  Additionally, the revised guidance requires additional disclosures for discontinued operations as well as for disposals of significant components of an entity that do not qualify for discontinued operations presentation.  This guidance was effective for Sony as of April 1, 2015.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Repurchase-to-maturity transactions and repurchase financings
In June 2014, the FASB issued new accounting guidance for the accounting and disclosure of repurchase-to-maturity transactions and repurchase financings.  The guidance requires that repurchase-to-maturity transactions be accounted for as secured borrowings, and requires that a transfer of a financial asset and a repurchase agreement executed contemporaneously be accounted for separately.  The guidance also requires additional disclosures about certain transferred financial assets accounted for as sales and certain transactions accounted for as secured borrowings.  Except for the disclosure for transactions accounted for as secured borrowings, the guidance was effective for Sony as of January 1, 2015.  The guidance for disclosure for transactions accounted for as secured borrowings was effective for Sony as of April 1, 2015.  The adoption of this guidance did not have a material impact on Sony’s result of operations and financial position.

5.
Sony realigned its business segments for the first quarter of the fiscal year ending March 31, 2016 to reflect modifications to its organizational structure as of April 1, 2015, primarily repositioning certain operations, which were in All Other and the Devices segment.  In connection with this realignment, the operations of Sony’s disc manufacturing business in Japan, which were included in All Other are now included in the Music segment and the operations of So-net Corporation and its subsidiaries, which were included in All Other are now included in the MC segment.  Certain operations regarding pre-installed automotive audio products which were included in the Devices segment are now included in the HE&S segment.  For further details of current segments and categories, see page F-6.  In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

6.
Sony estimates the annual effective tax rate ("ETR") derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

7.
Certain reclassifications of the financial statements and accompanying footnotes for the three months ended June 30, 2014 have been made to conform to the presentation for the three months ended June 30, 2015.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
	2014	2015	2015
Capital expenditures*	¥55,228	¥93,761	$769
(Additions to property, plant and equipment)	(37,127)	(77,485)	(636)
(Additions to intangible assets)	(18,101)	(16,276)	(133)
Depreciation and amortization expenses**	84,298	87,021	713
(Depreciation expenses for property, plant and equipment)	(38,574)	(41,931)	(343)
(Amortization expenses for intangible assets)	(45,724)	(45,090)	(370)
Research and development expenses	106,926	111,311	912

*	Excluding additions for tangible and intangible assets from business combinations.
**	Including amortization expenses for deferred insurance acquisition costs.

Subsequent events
On July 21, 2015, Sony raised 285,967 million yen in proceeds from the issuance of new shares by way of the Japanese public offering and the international offering and 120,000 million yen in proceeds from the issuance of 130% callable unsecured zero coupon convertible bonds with stock acquisition rights (the “Zero Coupon Convertible Bonds”).  In addition, the possible issuance of new shares by way of third-party allotment in connection with a secondary offering of shares to cover over-allotments is scheduled for August 18, 2015 and is expected to raise up to an additional 15,741 million yen in proceeds.  The Representative Corporate Executive Officer, President & CEO of Sony Corporation made the decision to raise funds pursuant to a delegation of authority by the Board of Directors of Sony Corporation.

I. Issuance of new shares
1. Issuance of new shares through the Japanese public offering and the international offering
(1)Class and number of shares issued	87,200,000 new shares of common stock
(2)Issue price	JPY3,420.5 per share
(3)Amount paid	JPY3,279.44 per share
(4)Total amount paid	JPY285,967,168,000
(5)Amount of stated capital increased	JPY142,983,584,000
(6)Payment date	July 21, 2015
(7)Use of proceeds	Capital expenditures and research and development expenditures

2. Issuance of new shares by way of third-party allotment in connection with secondary offering of shares to cover over-allotments
(1)Class and number of shares to be issued	(Up to) 4,800,000 new shares of common stock
(2)Amount paid	JPY3,279.44 per share
(3)Total amount paid	(Up to) JPY15,741,312,000
(4)Amount of stated capital to be increased	(Up to) JPY 7,870,656,000
(5)Payment date	August 18, 2015
(6)Use of proceeds	Capital expenditures and research and development expenditures

II. Issuance of the callable unsecured convertible bonds with stock acquisition rights through a public offering in Japan

The bondholders are entitled to stock acquisition rights effective from September 1, 2015 to September 28, 2022.  The initial conversion price is 5,008 yen per common share.  In addition to the standard anti-dilution provisions, the conversion price is reduced for a certain period before an early redemption triggered upon the occurrence of certain corporate events including a merger, corporate split and delisting event.  The reduced amount of the conversion price will be determined by a formula which is based on the effective date of the reduction and Sony’s common stock price.  The reduced conversion price ranges from 3,526.5 yen to 5,008 yen per common share.  The conversion price is also adjusted for dividends in excess of 25 yen per common share per fiscal year.  Sony has the option to redeem all of the Zero Coupon Convertible Bonds outstanding at 100% of the principal amount after July 21, 2020, if the closing sales prices per share of Sony’s common stock on the Tokyo Stock Exchange for 20 consecutive trading days are 130% or more of the conversion price of the Zero Coupon Convertible Bonds applicable on those trading days.  There are no significant adverse debt covenants related to the Zero Coupon Convertible Bonds.  Proceeds from the Zero Coupon Convertible Bonds will be used to fund capital expenditures, to redeem outstanding corporate bonds and to repay borrowings.